Global Power Equipment Group Inc.

Braden Manufacturing, LLC

Williams Industrial Services Group, LLC

August 13, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Rufus Decker, Accounting Branch Chief

RE:	Global Power Equipment Group Inc.

Form 10-K for the Year Ended December 31, 2011

Filed March 14, 2012

Form 10-Q for the Period Ended March 31, 2012

Filed May 1, 2012

File No. 1-16501

Dear Mr. Decker,

In response to the Staff’s letter to us, dated July 30, 2012, we respectfully request an extension of the 10 business day time period in which to respond to the Staff’s comments contained therein. We believe an extension to August 27, 2012 will allow us to adequately address and respond to the Staff’s comments.

We are unable to respond to the Staff’s comments within the requested time period given the various scheduling conflicts over the next week between certain of our key personnel and our outside advisors. This additional time will allow the appropriate individuals the necessary time to consider and respond to the comments raised.

We believe that the requested time extension would allow us to fully consider and respond to the comments made in the Staff’s July 30, 2012, letter. If you have any questions with respect to our request, please do not hesitate to contact David L. Willis, Senior Vice President and Chief Financial Officer, at (214) 574-2702, or our outside counsel, Todd Mason of Thompson Hine, at 212-908-3946.

Sincerely,

/s/ David L. Willis

David L. Willis
Senior Vice President and Chief Financial Officer

400 E. Las Colinas Blvd.  |  Suite 400  |  Irving, TX 75069 USA  |  214.574.2700  |  Fax 214.853.4744  |  globalpower.com